File No. 70-_________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM U-1

                     APPLICATION/DECLARATION

                              Under

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                       NORTHEAST UTILITIES
                        107 Selden Street
                 Berlin, Connecticut  06037-5457
 (Name of company filing this statement and address of principal executive offices)


                       NORTHEAST UTILITIES
  (Name of top registered holding company parent of declarant)


                     Gregory B. Butler, Esq.
      Senior Vice President, Secretary and General Counsel
               Northeast Utilities Service Company
                          P.O. Box 270
                Hartford, Connecticut  06141-0270
             (Name of address of agent for service)


The Commission is requested to mail signed copies of all orders, notices and communications to:

   Randy A. Shoop                      Jane P. Seidl, Esq.
   Assistant Treasurer - Finance       Senior Counsel
   Northeast Utilities Service         Northeast Utilities Service
     Company                             Company
   P.O. Box 270                        P.O. Box 270
   Hartford, Connecticut  06141-0270   Hartford, Connecticut 06141-0270




                             ITEM 1

              DESCRIPTION OF PROPOSED TRANSACTIONS


     1.   Northeast Utilities, a Massachusetts business trust and

registered holding company ("NU" or the "Company") under the

Public Utility Holding Company Act of 1935, as amended (the

"Act"), hereby requests authority, through June 30, 2007 (the

"Authorization Period"), for it to guarantee, indemnify and

otherwise provide credit support (each, a "Guarantee") in the aggregate amount of up to $100 million (the "Guarantee Limit") in respect of the debt or obligations of  Northeast Utilities

Service Company, a service company subsidiary of NU ("NUSCO"),

and The Rocky River Realty Company, a non-utility subsidiary of

NU ("RRR", and together with NUSCO, the "Service Subsidiaries").



     2.   NU is the parent of a number of companies comprising

the Northeast Utilities system (the "System") and is not itself an operating company.  The System furnishes franchised retail electric service in Connecticut, New Hampshire and western

Massachusetts through three of NU's wholly-owned subsidiaries,

The Connecticut Light and Power Company ("CL&P"), Public Service

Company of New Hampshire ("PSNH") and Western Massachusetts

Electric Company ("WMECO" and collectively with CL&P and PSNH,

the "NU Utility Companies").  In addition to their retail

electric service business, the NU Utility Companies together furnish wholesale electric service to various municipalities and other utilities throughout the Northeast United States.



     3.   NU is also the parent of Yankee Energy System, Inc.

("YES"), an exempt gas utility holding company.  YES is primarily engaged in the retail distribution of natural gas through its wholly-owned subsidiary, Yankee Gas Services Company ("Yankee

Gas"), a Connecticut retail gas distribution company, and also has several non-utility subsidiaries.  In addition, NU

Enterprises, Inc. ("NUEI"), a wholly-owned holding company

subsidiary of NU, acts as the holding company for NU's

unregulated businesses, including Northeast Generation Company

("NGC"), the System's only exempt wholesale generator.



     4.   NUSCO and RRR are wholly-owned subsidiaries of NU.

NUSCO, a Connecticut corporation, provides centralized support services to NU System companies.  RRR, a Connecticut corporation,

engages in real estate transactions on behalf of NU System

companies.



     5.   NU requests authorization, through the Authorization

Period, to provide Guarantees with respect to the obligations of the Service Subsidiaries as may be appropriate or necessary to enable such Service Subsidiaries to carry on in the ordinary course of their respective businesses, including guarantees of non-affiliated third-party obligations in the ordinary course of the System's business, in an aggregate amount which shall not exceed $100 million outstanding at any one time.  Guarantees may take the form of NU agreeing to guarantee, undertake

reimbursement obligations or assume liabilities or other

obligations with respect to or act as surety on, real estate and equipment leases, letters of credit, evidences of indebtedness,

equity commitments and performance and other obligations

undertaken by the Service Subsidiaries.



     6.   As part of normal business activities, from time to

time, NU is requested to provide financial or performance

assurances of the obligations of the Service Subsidiaries to third parties.  Such agreements include contract guarantees,

surety bonds and rating-contingent collateralization provisions.

In addition, NU is requested to provide payment and performance guarantees in connection with the real-estate contracting

activities of RRR, including construction, acquisition and

leasing of properties and facilities utilized by certain NU

System companies.



     7.   Guarantees may be provided from time to time with

respect to obligations of the Service Subsidiaries that are not capable of exact quantification.  In such cases, NU will

determine the exposure under such Guarantee for purposes of

measuring compliance with the $100 million limitation in

accordance with standard and customary financial practices,

including estimation of exposure based on loss experience or projected potential payment amounts.  If appropriate, such

estimates will be made in accordance with GAAP.  Such estimation will be re-evaluated periodically.  NU may, in its discretion,

charge each Service Subsidiary a fee for each Guarantee provided on its behalf that will be determined by multiplying the amount of the Guarantee provided by the cost of obtaining the liquidity necessary to perform the Guarantee (for example, bank line

commitment fees or letter of credit fees, plus other

transactional expenses) for the period of time the Guarantee remains outstanding.  Any guarantees or other credit support arrangements outstanding at the end of the Authorization Period will remain in place and expire or terminate in accordance with their terms.



     8.   The System attempts to have each individual company

assume responsibility for its own financial obligations.  NU, the

NU Utility Companies, Yankee Gas and NGC have credit ratings which enable them to incur obligations to non-affiliates without parent support.  However, in some instances, the Service

Subsidiaries need to enter into obligations with third parties on behalf of all or some of the System companies.  This can occur with any shared resource such as real estate, insurance policies,

operating leases for vehicle fleets, etc.  The Service

Subsidiaries do not themselves have independent credit standing and depend upon internal service or reimbursement agreements from

System companies to meet their obligations.  As the recent

financial difficulties of large holding company systems

demonstrate, creditors can be harmed if the underlying credit structure of a transaction is not handled properly.  It is now apparent that NU will need to have the ability to guarantee

relatively routine commitments of the Service Subsidiaries to enable necessary resources to be procured on a shared basis.  In a similar scenario, the Commission authorized NU to guaranty the debt obligations of RRR in 1992 (Rel. No. 35-25514, File 70-7878,

April 10, 1992).



     9.   By Commission Order, NU and NUEI are authorized to

issue guarantees and similar forms of credit support or

enhancements for the benefit of NUEI and NUEI's non-utility

affiliates, which do not include the Service Subsidiaries, in an aggregate amount not to exceed $750 million through June 30, 2007

(Holding Co. Act Release No. 27868, June 30, 2004, the "2004

Order").  NU seeks an order herein for the authorization of

separate guarantee authority which would allow it to issue

Guarantees on behalf of the Service Subsidiaries.  The

authorization sought herein is also separate form the guaranty authority provided under the Commission's Rule 45(b)(6).



OTHER MATTERS

     10.  Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an

EWG or a FUCO, as defined in Sections 32 and 33 of the Act, or

(b) now is or as a consequence of the transactions proposed

herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service,

sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.



     11.  NU currently meets all of the conditions of Rule

53(a), except for clause (1). At March 31, 2004, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $448.2 million, or approximately 54.3% of NU's average "consolidated retained earnings," also as defined in Rule

53(a)(1), for the four quarters ended March 31, 2004 ($825.7 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in EWGs in an amount not to exceed $1 billion  would not have either of the adverse effects set forth in Rule 53(c). (See the 2004 Order). NU continues to assert that its EWG investments will not

adversely affect the System.



     12.  In addition, NU and its subsidiaries are in

compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following

determinations:


      (i)      NGC, NU's only EWG, maintains books and records, and

               prepares financial statements, in accordance with Rule

               53(a)(2). Furthermore, NU has undertaken to provide the

               Commission access to such books and records and

               financial statements, as it may request;


     (ii)      No employees of NU's public utility subsidiaries

               have rendered services to NGC;


     (iii)     NU has submitted (a) a copy of each Form U-1 and

               Rule 24 certificate that has been filed with the

               Commission under Rule 53 and (b) a copy of Item 9 of

               the Form U5S and Exhibits G and H thereof to each state

               regulator having jurisdiction over the retail rates of

               NU's affected public utility subsidiaries;


     (iv)      Neither NU nor any subsidiary has been the subject

               of a bankruptcy or similar proceeding unless a plan of

               reorganization has been confirmed in such proceeding;


     (v)       NU's average CREs for the four most recent

               quarterly periods have not decreased by 10% or more

               from the average for the previous four quarterly

               periods; and


     (vi)      In the previous fiscal year, NU did not report

               operating losses attributable to its investment in

               EWGs/FUCOs exceeding 3 percent of NU's consolidated

               retained earnings.



     13.  The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWG, would not have a material adverse effect on the financial integrity of the NU system,

or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The 2004 Order concerning EWG investments was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors,

NU's consolidated capitalization NU's current EWG investment,

NGC, (it has no FUCO investment) has been profitable for all quarterly periods ending June 30, 2000 through March 31, 2004

(NGC was acquired in March 2000).



     14.  The consolidated capitalization ratios of NU as of

March 31, 2004, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:


                                     As of March 31, 2004
                                (thousands
                               of dollars)                   %

Common shareholders' equity     $ 2,333,356               34.4%
Preferred stock                     116,200                1.7
Long-term and short-term debt     2,642,413               39.0
Rate Reduction Bonds              1,682,500               24.9

                                $ 6,774,469              100.0

If Rate Reduction Bonds are excluded the consolidated capitalization ratio of NU as of March 31, 2004 is as follows:

                                     As of March 31, 2004
                                (thousands
                               of dollars)                   %

Common shareholders' equity     $ 2,333,356               45.8
Preferred stock                     116,200                2.3
Long-term and short-term debt     2,642,413               51.9

                                $ 5,091,969             100.0%



     15.  In addition, NGC has made a positive contribution to earnings by contributing $146.8 million in revenues in the 12-month period ending March 31, 2004 and net income of $38.3 million for the same period.



                             ITEM II

               FEES, COMMISSIONS, AND EXPENDITURES



     16.  The estimated fees, commissions, and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions by the Company or any associate company thereof are estimated to be not in excess of $25,000.



     17.  None of such fees, commissions, or expenses are to be paid to any associate company or affiliate of the Companies or any affiliate of any such associate company except for financial,

legal, and other services to be performed at cost by NUSCO, an affiliated service company.



                            ITEM III

                 APPLICABLE STATUTORY PROVISIONS



     18.  The Guarantees by NU are subject to Section 12(b) of

the Act and Rule 45 thereunder.



                             ITEM IV

                       REGULATORY APPROVAL


     19.  No other state commission has jurisdiction with respect to any aspect of the proposed transaction, and no Federal

commission other than the Securities and Exchange Commission has jurisdiction with respect to any aspect thereof.



                             ITEM V

                            PROCEDURE



     20.  The Company respectfully requests the Commission's

approval, pursuant to this Application/Declaration, of NU's

Guarantees as described herein, whether under the sections of the

Act and rules thereunder enumerated in Item III or otherwise.

The Company also requests the Commission's approval as may be necessary of any other aspect of the transactions described in this Application/Declaration under the appropriate provisions of the Act or rules thereunder.



     21.  The Company hereby waives any recommended decision by a hearing officer or by any other responsible officer of the

Commission and waives the 30-day waiting period between the

issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's

order, when issued, become effective forthwith.  The Company consents that the Office of Public Utility Regulation within the

Division of Investment Management may assist in the preparation of the Commission's decision and/or order unless the Office

opposes the transactions covered by this Application.  It is requested that the Commission issue an order authorizing the jurisdictional transactions proposed herein at the earliest

practicable date but in any event not later than 40 days from filing date.  It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public

Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) the Commission's order

become effective forthwith upon issuance.



                             ITEM VI

                EXHIBITS AND FINANCIAL STATEMENTS



(a)  Exhibits

     F.   Preliminary Opinion of Counsel.

     H.   Proposed notice of the proceeding initiated by the filing of this Application/Declaration.



                               VII

             INFORMATION AS TO ENVIRONMENTAL EFFECTS



          (a)  The issuance of an order with respect to this

Application/Declaration is not a major federal action

significantly affecting the quality of the human environment.



          (b)  No Federal agency has prepared or is preparing an

environmental impact statement with respect to the subject

transactions.



                   [SIGNATURE PAGE TO FOLLOW]



                           SIGNATURES



          Pursuant to the requirements of the Public Utility

Holding Company Act of 1935, as amended, the undersigned have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.



Dated:  July 7, 2004



                         NORTHEAST UTILITIES



                         By     /s/ Randy A. Shoop
                         Name:  Randy A. Shoop
                         Title: Assistant Treasurer - Finance